SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 21, 2017

On June 21, 2017, at 2:00 p.m., at the Company’s office located at Rua Lemos Monteiro, nº 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Members Antônio Britto Filho and Alfredo Lisboa Ribeiro Tellechea, as well as their respective Alternates, were not present and justified their absence.  Board Members Newton Sergio de Souza and Álvaro Cunha were also absent, being replaced by their respective alternates. Chief Executive Officer, Fernando Musa, and officers Gustavo Valverde, Pedro Freitas, Marcelo Cerqueira, and Marcelo Arantes, and also Messrs. Roberto Bischoff, in charge of Competitiveness, Guilherme Furtado, in charge of Corporate Governance, and Everson Zaczuk Bassinello, in charge of Compliance, were present.  In the absence of the Chairman of the Board of Directors, Vice-Chairman presided the meeting under the terms of article 22 of the Bylaws, and Mrs. Marcella Menezes Fagundes acted as secretary.  AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PDs”), copies and related documentation of which were sent in advance for knowledge of the Board Members, pursuant to the Internal Regulations thereof, and shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved by the attendees, under the terms and conditions of the respective PDs: 1) PD.CA/BAK-08/2017 – Construction of a Polypropylene Unit in the United States (“Delta Project”), it being agreed that (i) Braskem must submit a corporate guarantee for said Project, in the event this represents the reduction of the operation costs to levels compatible with the secondary market of Braskem’s debt instruments; and (ii) the “clients’ advance payment” financing modality must be thoroughly assessed upon its contracting, with a view of obtaining more attractive conditions in relation to the other financing alternatives; 2) PD.CA/BAK-09-2017 – Renewal of the service agreement for the operation and maintenance of tanks, ducts and terminals for the transport of naphtha and condensate entered into between Transpetro, Braskem, and Petrobras; and 3) PD.CA/BAK-10-2017 – Update of Braskem's Investment Policy. II) Subjects for Acknowledgement: Presentations/reports were made by the respective individuals responsible for the following matters: (a) Update on the Project for Connecting Duque de Caxias Hub to Thermal Power Plant Governador Leonel Brizola (UTE GLB) - TermoRio; (b) Update

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 21, 2017

on the Compliance Program; (c) Study on the Braskem Brand attributes; (d) Meeting with the Finance and Investment Committee (CFI) held on the last June 5; and (e) Meeting of the Strategy & Communication Committee (CEC) held on the date hereof. III) Subjects of Interest to the Company: Nothing to record. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the acting Chairman and by the Secretary of the Meeting. São Paulo, June 21, 2017. Signatures: Ernani Filgueiras de Carvalho – Acting Chairman; Marcella Menezes Fagundes - Secretary; André Amaro; Carla Gouveia Barretto; Edson Chil Nobre; João Cox Neto; Fernando Reis Vianna Filho; Luiz de Mendonça; João Carlos Trigo de Loureiro; Ticiana Vaz Sampaio Marianetti.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.